4-30-02



02027430


SEC
RECEIVED
MAY 01 2002
WASH. D.C.
152
SECTION

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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of APRIL, 2002

TELEPHONES OF MEXICO
(Translation of registrant's name into English)

PARQUE VIA 190, COL. CUAUHTEMOC, 06599 MEXICO, D.F. MEXICO
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONOS DE MEXICO, S.A. DE C.V.
(Registrant)

By: ________________
(Signature)*

ADOLFO CEREZO P.
CHIEF FINANCIAL OFFICER

Date APRIL 29, 2002

* Print the name and title of the signing officer under his signature.

PressRelease

TELMEX'S SHAREHOLDERS MEETINGS

Mexico City, April 29, 2002. Teléfonos de México, S.A. de C.V. (Telmex) (BMV:Telmex; NYSE:TMX; Nasdaq:TFONY; Latibex: XTMXL) announced today that the holders of AA shares and A shares approved at their Annual Shareholders' Meeting on April 29, 2002 the following points:

The report by the Board of Directors regarding the performance of the Company and its operations for the fiscal year ended December 31, 2001; the financial statement to that date and the report by the Statutory Auditor, following the presentation of the Auditing Commitee's report.

The payment of a dividend in four equal payments of $0.14 pesos per share to holders of AA Shares; A Shares and L Shares. These payments will be made since June 20, 2002; since September 19, 2002; since December 19, 2002 and since March 20, 2003.

For holders of American Depositary Shares, the corresponding record dates will be June 19, 2002; September 18, 2002; December 18, 2002 and March 19, 2003; and the payment dates will be June 27, 2002; September 26, 2002; December 27, 2002 and March 27, 2003, respectively.

The motion to increase up to a maximum of 10 billion pesos, the amount of funds that can be appropriated to purchase the Company's own shares, and the adoption or ratification of the relative resolutions regarding the corresponding repurchases of shares and the powers to carry them on, as well as any other related to the repurchase of shares.

The performance of the Board of Directors for the fiscal year of 2001, specifically the resolutions taken in their meetings of March 14, 2001, related to the various policies established for the purchase of the Company's own shares; July 11, 2001 related to the issue of debt in the Mexican of foreign markets; and the resolution taken in their meeting of November 8, 2000, related to the issue of foreign debt.

The appointment of Directors, Executive Committee and Statutory Auditor includes the appointment of the Directors approved at the Special Shareholders' Meeting of holders of L shares which was held at 11:50 hrs. on April 29, 2002, and is as follows

DIRECTORS	ALTERNATE DIRECTORS
CARLOS SLIM HELU	PATRICK SLIM DOMIT
EMILIO AZCARRAGA JEAN	JORGE ESTEVE CAMPDERA
JAIME CHICO PARDO	HUMBERTO GUTIERREZ OLVERA Z
ANTONIO COSIO ARIÑO	ANTONIO COSIO PANDO
AMPARO ESPINOSA RUGARCIA	ANGELES ESPINOSA RUGARCÍA
ELMER FRANCO MACIAS	AGUSTIN FRANCO MACIAS
RAFAEL KALACH MIZRAHI	BERNARDO QUINTANA ISAAC
ANGEL LOSADA MORENO	JAIME ALVERDE GOYA
RICARDO MARTIN BRINGAS	JORGE A. CHAPA SALAZAR
ROMULO O'FARRILL JR	ANTONIO DEL VALLE RUIZ
JUAN ANTONIO PEREZ SIMON	JOSE KURI HARFUSH
FERNANDO SENDEROS MESTRE	FERNANDO SOLANA MORALES
CARLOS SLIM DOMIT	ARTURO ELIAS AYUB
MARCO ANTONIO SLIM DOMIT	EDUARDO VALDES ACRA
JAMES W. CALLAWAY	CARLOS BERNAL VEREA
JANET M. DUNCAN	FRANCISCO MEDINA CHAVEZ
MARK E. ROYSE	FEDERICO LAFFAN FANO

STATUTORY AUDITOR	ALTERNATE STATUTORY AUDITOR
ALBERTO TIBURCIO CELORIO	FERNANDO ESPINOSA LOPEZ

SECRETARY	ASSISTANT SECRETARY
SERGIO MEDINA NORIEGA	RAFAEL ROBLES MIAJA

EXECUTIVE COMMITTEE

MEMBERS	ALTERNATE MEMBERS
CARLOS SLIM DOMIT. President	MARCO ANTONIO SLIM DOMIT
JUAN ANTONIO PEREZ SIMON	ANTONIO COSIO ARIÑO
JAIME CHICO PARDO	HUMBERTO GUTIERREZ OLVERA Z.
MARK E. ROYSE	JANET M. DUNCAN

Telmex is the leading telecommunications company in Mexico with 13.6 million telephone lines in service, 1.7 million line equivalents for data transmission and 986 thousand Internet accounts. TELMEX offers telecommunications services through a 70 thousand kilometer fiber optic digital network. TELMEX and its subsidiaries offer a wide range of advanced telecommunications, data and video services, Internet access as well as integrated telecom solutions for corporate customers.
Visit www.telmex.com